EXHIBIT 99.1

Neptune Files for Revocation of Aker's Australian Patents

LAVAL, Quebec, Dec. 21, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies and Bioressources Inc. (Nasdaq:NEPT) (TSX:NTB), ("Neptune"), the pioneer in the krill oil industry, which holds a vast international patent estate covering krill oil compositions and methods of use, announces that it has filed for the revocation of all of Aker Biomarine ASA's Australian patents before the Federal Court.

More specifically, Neptune is seeking a declaration that all the claims in Aker's patents, namely the standard patent No. 2008231570 and the innovation patents Nos. 2012101332, 2012101333, 2012101334 and 2012101335 (the "Aker Patents") are, and at all materials times have been, invalid. The Aker Patents claim a krill oil composition and methods of extraction that lack novelty and are not patentable inventions. Neptune marketed its NKO® krill oil product many years before Aker filed for these patents in Australia.

"The method and the compositions claimed in the Aker Patents are invalid and were obtained by false suggestion and misrepresentation, as stated in the documents filed by Neptune before the Federal Court of Australia," declared Neptune's Chief Global Strategy Officer, Dr. Tina Sampalis. "Neptune is the pioneer in the krill oil industry and, as such, we must protect our clients and our pharmaceutical subsidiaries, and ensure that invalid patents are not used to threaten Neptune's business partners. We are confident that the Federal Court of Australia will find that the Aker Patents are invalid."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSX-V:APO) and NeuroBioPharm, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com